EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick
Founder & CEO

D. Scott Patterson
President & COO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports record first quarter results

Increases financial outlook - fiscal 2007 EPS range $1.20 to $1.30

Highlights:
•	Revenues up 30%
•	EBITDA up 27%
•	EPS up 34%

TORONTO, Canada, August 1, 2006 - FirstService Corporation (Nasdaq: FSRV; TSX: FSV) today reported record results for its first quarter ended June 30, 2006. All amounts are in US dollars.

Quarterly revenues were $325.5 million, an increase of 30% relative to the same period last year. EBITDA (see definition and reconciliation below) increased 27% to $37.3 million, and operating earnings were up 22% to $30.4 million. Adjusted diluted earnings per share from continuing operations were $0.47 for the quarter versus $0.35 in the prior year period, up 34%. The adjustment represents the non-cash amortization of short-lived intangible assets, relating to pending commercial real estate brokerage transactions and listings, recognized on acquisitions in the Company’s Commercial Real Estate Services unit during the past twelve months.

“All of our service lines delivered solid growth in revenues and profitability in our first quarter, which is indicative of the continuing strength we expect across our businesses this year”, said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. “With several acquisitions completed to date, and a strong balance sheet to support future growth, we are well on track to meeting our growth targets for the year”, he added.

About FirstService Corporation
FirstService is a leader in the rapidly growing property services sector, providing services in the following areas: commercial real estate; residential property management; property improvement and integrated security services.  Market-leading brands include Colliers International in commercial real estate; The Continental Group in residential property management; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Intercon Security and SST in integrated security.

FirstService is a diversified property services company with more than US$1.2 billion in annualized revenues and over 13,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results
Revenues in Commercial Real Estate Services totalled $137.9 million for the quarter, an increase of 39%. Acquisitions, including those completed during the quarter, contributed 27% of the increase while internal growth of 12% represented the balance. Internal growth was particularly strong in the North American brokerage, property management and mortgage origination business units. First quarter EBITDA was $16.1 million compared to $11.8 million during the year-ago period.

Residential Property Management revenues increased to $104.0 million for the quarter, 24% higher than in the prior year period. Internal growth of 23% was attributable to significant contractual property management revenue wins in several markets, while the balance of revenue growth resulted from a small property management acquisition in Orlando completed during the quarter. EBITDA for the quarter was $11.2 million, up 30% from $8.6 million one year ago.

Revenues in Property Improvement Services totalled $41.7 million, an increase of 18% over the prior year period. Internal revenue growth was 15% led by strong gains at CertaPro Painters, California Closets and Paul Davis Restoration while the balance of growth was attributable to two recent California Closets branchise acquisitions. EBITDA in the seasonally strong first quarter was $11.1 million, up from $9.5 million last year.

Integrated Security Services revenues in the first quarter were $41.9 million, an increase of 29% relative to the prior year period. After considering the effects of foreign exchange on Canadian operations, internal growth was 22%. The majority of the growth was attributable to an acceleration of activity in the US operations in the quarter compared to the year ago period. Quarterly EBITDA was $2.1 million versus $1.7 million in the prior year.

Quarterly corporate costs were $3.3 million, relative to $2.3 million in the prior year period. The increase was attributable to higher staffing levels to support compliance with the Sarbanes-Oxley Act.

A comparison of segmented EBITDA to operating earnings is provided below.

Repurchases of FirstService Shares
During the period from May 25, 2006 to June 7, 2006 the Company purchased 317,200 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and the NASDAQ National Market at an average cost of $24.55 per share pursuant to a normal course issuer bid. The repurchases represented approximately 1.1% of the total shares outstanding prior to the repurchases and were funded from cash on hand. The total number of shares repurchased during the past twelve months is 888,850 representing 2.9% of the total shares outstanding prior to the repurchases.

Adoption of New Stock Option Accounting Standard
The Company has been recording compensation expense related to stock options since April 1, 2003. Effective April 1, 2006, FirstService adopted FASB Statement No. 123(R) Share-Based Payment (“SFAS 123R”). SFAS 123R requires that share-based compensation transactions, including grants of employee stock options, be accounted for using a fair value based method and prescribes detailed calculation methods. The adoption of SFAS 123R resulted in a charge against earnings, due to a cumulative effect of a change in accounting principle, of $1.4 million recorded during the quarter representing a non-recurring, non-cash expense.

Financial Outlook
In light of the strong first quarter results and recently announced acquisitions, FirstService is increasing the outlook for fiscal 2007 previously issued on June 8, 2006.
(in millions of US dollars, except per share amounts)	Year ending March 31, 2007
	Updated	Previous
Revenues	$1,200 - $1,275	$1,175 - $1,250
EBITDA	$105 - $114	$103- $112
Adjusted diluted earnings per share from continuing operations	$1.20 - $1.30	$1.17 - $1.27

Note: The updated outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Tuesday, August 1, 2006 at 12:00 noon Eastern Time to discuss results for the first quarter as well as the updated outlook for fiscal 2007. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News Releases” section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

	Three months ended June 30
	2006	2005
Revenues	$325,504	$251,216
Cost of revenues	205,147	155,928
Selling, general and administrative expenses	83,090	65,945
Depreciation and amortization other than backlog	4,842	3,771
Amortization of brokerage backlog (1)	2,074	669
Operating earnings	30,351	24,903
Other (income) expense	(2,155)	(674)
Interest expense, net	2,736	3,243
	29,770	22,334
Income taxes	10,229	7,036
	19,541	15,298
Minority interest share of earnings	5,408	4,334
Net earnings from continuing operations	14,133	10,964
Net earnings from discontinued operations, net of tax (2)	-	156
Net earnings before cumulative effect of change in accounting principle	14,133	11,120
Cumulative effect of change in accounting principle, net of tax (3)	(1,353)	-
Net earnings	$12,780	$11,120

Net earnings per share
Basic
Continuing operations	$0.47	$0.36
Discontinued operations	-	0.01
Cumulative effect of change in accounting principle, net of tax	(0.04)	-
	$0.43	$0.37

Diluted (4)
Continuing operations	$0.43	$0.34
Discontinued operations	-	0.01
Cumulative effect of change in accounting principle, net of tax	(0.04)	-
	$0.39	$0.35

Adjusted diluted net earnings per share from continuing operations (5)	$0.47	$0.35

Weighted average shares Basic	30,004	30,204
outstanding: (in thousands) Diluted	30,562	30,879

Notes to Condensed Consolidated Statements of Earnings
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisitions of Commercial Real Estate Services businesses in the past twelve months. Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Represents earnings of Resolve Corporation, the Business Services segment, which operations were sold in March 2006.
(3) Cumulative effect of the adoption of SFAS No. 123(R), Share Based Payment, on April 1, 2006.
(4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries. The adjustment for the quarter ended June 30, 2006 was $877 (2005 - $431).
(5) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of Commercial Real Estate Services businesses within the past twelve months. All of the adjustments are non-cash and are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended June 30
	2006	2005
Adjusted operating earnings	$32,425	$25,572
Amortization of brokerage backlog	(2,074)	(669)
Operating earnings	$30,351	$24,903

Adjusted net earnings from continuing operations	$15,280	$11,392
Amortization of brokerage backlog	(2,074)	(669)
Deferred income taxes	721	241
Minority interest	206	-
Net earnings from continuing operations	$14,133	$10,964

Adjusted diluted net earnings per share from continuing operations	$0.47	$0.35
Amortization of brokerage backlog, net of income taxes	(0.04)	(0.01)
Diluted net earnings per share from continuing operations	$0.43	$0.34

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended June 30
	2006	2005
EBITDA	$37,267	$29,343
Depreciation and amortization other than backlog	(4,842)	(3,771)
Amortization of brokerage backlog	(2,074)	(669)
Operating earnings	$30,351	$24,903

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	June 30 2006	March 31 2006
Assets
Cash and cash equivalents	$102,723	$167,938
Accounts receivable	155,315	128,276
Inventories	30,772	27,267
Prepaids and other current assets	33,555	31,928
Current assets	322,365	355,409
Fixed assets	53,248	48,733
Other non-current assets	39,038	39,600
Goodwill and intangibles	316,575	267,262
Total assets	$731,226	$711,004
Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$156,155	$149,875
Other current liabilities	26,769	16,187
Long term debt - current	19,336	18,646
Current liabilities	202,260	184,708
Long term debt - non-current	215,322	230,040
Deferred income taxes	32,736	30,041
Minority interest	37,702	28,463
Shareholders’ equity	243,206	237,752
Total liabilities and equity	$731,226	$711,004

Total debt, excluding interest rate swaps	$234,658	$248,686
Total debt, net of cash, excluding interest rate swaps	131,935	80,748

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended June 30
	2006	2005
Operating activities
Net earnings from continuing operations	$14,133	$10,964
Items not affecting cash:
Depreciation and amortization	6,916	4,440
Deferred income taxes	(2,802)	(646)
Minority interest share of earnings	5,408	4,334
Other	(858)	(193)

Changes in operating assets and liabilities	(25,507)	(5,583)
Discontinued operations	-	2,946
Net cash (used in) provided by operating activities	(2,710)	16,262
Investing activities
Acquisitions of businesses, net of cash acquired	(35,883)	(4,092)
Purchases of fixed assets, net	(6,463)	(5,469)
Other investing activities	2,675	(1,304)
Discontinued operations	-	(1,188)
Net cash used in investing	(39,671)	(12,053)
Financing activities
(Decease) increase in long-term debt, net	(14,922)	29,189
Other financing activities	(7,663)	(1,736)
Discontinued operations	-	(949)
Net cash (used in) provided by financing	(22,585)	26,504
Effect of exchange rate changes on cash	(249)	(224)
(Decrease) increase in cash and cash equivalents	(65,215)	30,489
Cash and cash equivalents, beginning of period	167,938	37,458
Cash and cash equivalents, end of period	$102,723	$67,947

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

Three months ended June 30	Commercial Real Estate Services	Residential Property Management	Property Improve- ment Services	Integrated Security Services	Corporate	Consolidated
2006
Revenues	$137,886	$103,966	$41,661	$41,915	$76	$325,504
EBITDA	16,101	11,249	11,138	2,118	(3,339)	37,267
Operating earnings	12,564	9,731	10,046	1,420	(3,410)	30,351

2005
Revenues	$99,304	$84,081	$35,222	$32,501	$108	$251,216
EBITDA	11,785	8,630	9,535	1,718	(2,325)	29,343
Operating earnings	10,157	7,333	8,706	1,078	(2,371)	24,903